Exhibit 21.1

Subsidiaries of CCC Intelligent Solutions Holdings Inc.

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) have been omitted.

Name	State or Other Jurisdiction of Incorporation or Organization
Cypress Holdings, Inc.	Delaware
Cypress Intermediate Holdings I, Inc.	Delaware
Cypress Intermediate Holdings II, Inc.	Delaware
CCC Intelligent Solutions Inc.	Delaware
Auto Injury Solutions, Inc.	Delaware